Mail Stop 7010

      July 8, 2005


via U.S. mail and facsimile to (309) 263-1866


Mr. Daryl R. Lindemann
Chief Financial Officer and Secretary
Morton Industrial Group, Inc.
1021 W. Birchwood
Morton, IL  61550

RE:	Morton Industrial Group, Inc.
Form 10-K for the year ended December 31, 2004
		Filed March 29, 2005
		File No. 000-13198

Dear Mr. Lindemann:

		We have reviewed your response letter dated June 24,
2005
to our letter dated May 23, 2005 and have the following comments.


Report of Independent Registered Public Accounting Firm, page 24

1. We have noted your response to our prior comment number three. Although shareholders at the time of your mailing received 10-K`s with an accountant signature, this omission still exists in the publicly available EDGAR. Please amend your filing to include the signature of your independent registered public accounting firm. Refer to Article 2 of Regulation S-X.

(9) Income Taxes, page 40

2. We have noted your response to our prior comment number six. Your proposed disclosure only states the amount of the decrease in your valuation allowance and its effect on your net income. Please expand upon this discussion to include the reasons for this decrease.

*   *   *   *
		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief


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Mr. Daryl R. Lindemann
Morton Industrial Group, Inc.
July 8, 2005
Page 2 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE